AVENDUS CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed Pursuant to Rule 17a-5(E)(3) Under the Securities Exchange Act of 1934
as a public document

March 31, 2025

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SEC FILE NUMBER
8-68226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avendus Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 Park Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Thornton	626-356-0200	steve@taallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.
(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steven Thornton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Avendus Capital Inc._____, as of __March 31_____, 2025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
__Executive Director_____

Melinda McGregor
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

On June 12, 2025 before me, Melinda McGregor, Notary,
Date — Here Insert Name and Title of the Officer

personally appeared Steven L. Thornton
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MELINDA ANN MCGREGOR
COMM # 2467547
Los Angeles County
California Notary Public
Comm Exp Oct. 21, 2027

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Melinda McGregor
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Avendus Capital Inc Form X-17A-5 Part III - Public

Document Date: 3-31-25 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Steven L. Thornton	Signer's Name: ______
☑ Corporate Officer – Title(s): Exec. Dir.	☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ______	☐ Other: ______
Signer is Representing: ______	Signer is Representing: ______

TABLE OF CONTENTS



Certified Public Accountants
Management Consultants

<p style="text-align: center;">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Board of Directors and Stockholders of
 Avendus Capital Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Avendus Capital Inc. (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Avendus Capital Inc. as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Avendus Capital Inc.'s management. Our responsibility is to express an opinion on Avendus Capital Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avendus Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Avendus Capital Inc.'s auditor since 2023.

Roseland, New Jersey
June 27, 2025

AVENDUS CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025
(CONFIDENTIAL)

ASSETS

Cash	$	4,453,775
Accounts receivable		157,228
Due from affiliates		2,168,844
Prepaid expenses		57,527
Property and equipment, net		3,275
Deferred tax asset		23,586
Security deposits		169,460
Right-of-use asset		446,925
Total Assets	$	7,480,620

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	70,307
Accrued bonuses		1,168,413
Income taxes payable		90,936
Lease liability		487,964
Total Liabilities		1,817,620

Stockholders' Equity

Common stock -1 million shares authorized, $0.01 par value	
Class A 41,000 shares authorized, issued and outstanding	410
Class B 959,000 shares authorized, 698,000 shares issued and outstanding	6,980
Additional paid-in-capital	1,595,410
Retained earnings	4,060,200
Total Stockholders' Equity	5,663,000
Total Liabilities and Stockholders' Equity	$ 7,480,620

The accompanying notes are an integral part of this financial statement.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. (the "Company") is a Delaware Corporation formed on December 21, 2007 and is the majority owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred (herein as the "Parent" or "Parent Company").

On January 28, 2016 the Company restructured its share capital pursuant to which the Parent Company's shareholding in the Company has been reclassified into two classes of stock: (a) Class A Common Stock having a par value of USD $0.01 and (b) Class B Common Stock having a par value USD $0.01. Each share of Class A Common Stock is entitled to both voting rights and dividend and distribution rights. Each share of Class B Common Stock is entitled to only dividend and distribution rights and no voting rights.

The Company commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 14, 2010, by the Financial Industry Regulatory Authority ("FINRA").

The Company earns revenues from providing investment banking with a focus on providing mergers and acquisitions and private equity fund raising solutions to companies in the information technology and outsourcing services sectors. The Company earns a large portion of its revenues from an intercompany service agreement (see Note 7, Related Party Transactions).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
The Company maintains its cash accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). There are times when the cash balances exceed $250,000. The cash balance at March 31, 2025 was $4,453,775. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum. The Company exceeded the FDIC insured amount at March 31, 2025 by $4,203,775.

There was no restricted cash at March 31, 2025.

Property and Equipment
The Company's property and equipment consists of office furniture and fixtures, and leasehold improvements.

Amortization and depreciation are recorded on a straight-line basis over their estimated useful lives, which is estimated at 5 years.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Assets
Other assets include prepaid expenses and deposits with vendors.

Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Deferred Tax Benefits
US GAAP requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense.

US GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. US GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The following table provides information about receivables from contracts with customers:

	March 31	
	2025	2024
Accounts receivable	$157,228	$152,250

Three customers represented 100% of the Accounts Receivable balance from contracts with customers as of March 31, 2025.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases
The Company has elected the package of practical expedients permitted in ASC 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use Asset ("ROU"). The operating ROU asset and lease liability are generally recognized at the commencement date of the lease. The lease liability is based on the present value of future minimum lease payments over the lease term.

As the Company's lease does not provide an implicit rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability plus unamortized initial direct costs, plus any prepaid lease payments, less the unamortized balances of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company defines a short-term lease as a lease that, at the commencement date; has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company's lease agreement contains related non-lease components (e.g., utilities, taxes, etc.). The Company separates lease components and non-lease components for all underlying asset classes.

Credit Losses
The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The Company's revenues including but not limited to, receivables related to cost sharing fees, investment banking and financial advisory fees are impacted by the guidance.

NOTE 3 – RISKS AND UNCERTAINITIES

Risks
The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by the Company, rapidly changing customer requirements, limited operating history, and the volatility of public markets.

NOTE 3 – RISKS AND UNCERTAINITIES (CONTINUED)

Contingencies
Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals in this financial statement.

NOTE 4 – INCOME TAXES

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes.

The Company has a deferred tax asset of $23,586 as a result of a NOL carryforward at March 31, 2025.

NOTE 5 – SECURITY DEPOSIT

The security deposits at March 31, 2025 consists of $169,460 of which $162,360 is held by the landlord of the office lease. In addition, the Company has two additional security deposits totaling $7,100.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company provides services to its Parent pursuant to an "Intercompany Services Agreement" dated March 13, 2012. The Intercompany Services Agreement calls for the Company to provide support activities to the Parent in relation to presentation preparation, partner identification, prospect qualification and outreach, coordination of information flow and program management support. In addition, success fees earned by the Company are reimbursed to the Parent. At March 31, 2025 the Company has a due from Parent Company of $2,140,399 for revenue earned and a due to Parent for prior year expense reimbursements pursuant to this agreement of $15,823, which is included in accounts payable and accrued expenses on the statement of financial condition. At March 31, 2025 the Company has a due from affiliates of $28,445 for referral fee revenue earned.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a member of FINRA, and is a subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company had net capital of $4,251,493, which exceeded the minimum requirement of $13,485 by $4,238,008. At March 31, 2025 the Company's ratio of aggregate indebtedness to net capital was 4.76%.

NOTE 8 – LEASES

The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms.

A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease.

NOTE 8 – LEASES (CONTINUED)

Future lease payments under a non-cancellable operating lease with initial terms in excess of one year are as follows:

Years ending March 31,	2026	$236,900
	2027	243,414
	2028	41,590
Total future lease payments		521,904
Less imputed interest		(33,940)
Net liability as of March 31, 2025		$487,964

Weighted average remaining lease term	2.2 years
Weighted average discount rate	6.0%

The lease liability on the statement of financial condition amounts to $487,964 at March 31, 2025.

NOTE 9 – SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. Effective April 1, 2024, the Company adopted ASU 2023-07 and it did not have a material impact on its financial statements.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions and advisory work. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 27, 2025, which is the date the financial statements were available to be issued.